UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield Reports Full Year 2018 Financial Results

•	Net profit attributable to the Company for the full year 2018 was $41.6 million, compared with $(111.8) million loss in 2017.

•	Revenues in 2018 increased by 3.5% year-over-year to $1,043.8 million.

•	Further Adjusted EBITDA including unconsolidated affiliates[1] increased by 9.2% to $858.7 million in 2018, compared with $786.6 million in 2017.

•	Cash available for distribution (“CAFD”) was $171.5 million in 2018, meeting annual guidance.

•	Quarterly dividend of $0.37 per share declared by the Board of Directors, representing a 19% increase compared with the same quarter of 2017.

•	Maintaining DPS growth targets.

•	Creation of a strategic review committee to evaluate strategic alternatives to optimize the value of the Company and to improve returns to shareholders.

February 28, 2019 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported its financial results today for the full year ended December 31, 2018. Atlantica met its guidance again with respect to both Further Adjusted EBITDA including unconsolidated affiliates and CAFD.

Revenue for the full year of 2018 was $1,043.8 million, representing a 3.5% increase compared with 2017. Further Adjusted EBITDA including unconsolidated affiliates was $858.7 million for the full year of 2018, representing a 9.2% increase year-over-year.

[1]
Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the full year 2017, it includes the dividend from the preferred equity investment in Brazil or its compensation (see reconciliation on page 14).

Net cash provided by operating activities increased 4% year-over-year to $401.0 million in 2018. CAFD generation in 2018 was $171.5 million, compared with $170.6 million in 2017.

Highlights

	Year ended December 31,
(in thousands of U.S. dollars)	2018	2017
Revenue	$1,043,822	$1,008,381
Profit / (loss) for the period attributable to the Company	41,596	(111,804)
Further Adjusted EBITDA incl. unconsolidated affiliates[2]	858,717	786,575
Net cash provided by operating activities	401,043	385,623
CAFD[3]	171,546	170,568

[2]
Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the full year 2017, it includes the dividend from the preferred equity investment in Brazil or its compensation (see reconciliation on page 14).

[3]	CAFD for the year ended December 31, 2017 included $10.4 million of ACBH dividend compensation (see reconciliation on page 15).

Key Performance Indicators

	Year ended December 31,
	2018	2017
Renewable energy
MW in operation[4]	1,496	1,442
GWh produced[5]	3,058	3,167
Efficient natural gas
MW in operation	300	300
GWh produced	2,318	2,372
Electric Availability (%)[6]	99.8%	100.5%
Electric transmission lines
Miles in operation	1,152	1,099
Availability (%)[7]	99.9%	97.9%
Water
Mft[3] in operation[4]	10.5	10.5
Availability (%)[7]	102.0%	101.8%

Segment Results

(in thousands of U.S. dollars)	Year ended December 31,
	2018	2017
Revenue by geography
North America	$357,177	$332,705
South America	123,214	120,797
EMEA	563,431	554,879
Total revenue	$1,043,822	$1,008,381

Further Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$308,748	$282,328
South America	100,234	108,766
EMEA	449,735	395,481
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$858,717	$786,575

[4]	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
[5]	Includes curtailment production in wind assets for which we receive compensation.
[6]	Electric availability refers to operational MW over contracted MW with PEMEX.
[7]	Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	Year ended December 31,
	2018	2017
Revenue by business sector
Renewable energy	$793,557	$767,226
Efficient natural gas	130,799	119,784
Electric transmission lines	95,998	95,096
Water	23,468	26,275
Total revenue	$1,043,822	$1,008,381

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$664,428	$569,193
Efficient natural gas	93,858	106,140
Electric transmission lines	78,461	87,695
Water	21,970	23,547
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$858,717	$786,575

During 2018, our renewable assets have continued to generate solid operating results:

•
The U.S. solar portfolio delivered a strong performance in 2018, with increased production from both Solana and Mojave. The U.S. solar portfolio reached its highest yearly production ever, with a combined capacity factor of 28.2% in 2018.

•
Production in Spain for the year ended December 31, 2018 decreased due to lower solar radiation. However, impact on revenue was limited, since most of the revenue is based on the availability of assets and not on their actual production.

•	Strong operating performance in 2018 by Kaxu (South Africa), reaching a capacity factor of 36.0% (compared with 24.9% in 2017).
•	Finally, production of our wind assets in 2018 was generally in line with 2017.

Regarding Atlantica’s assets for which revenue is based on availability, they continue to deliver solid performance with high availability levels in ACT, in transmission lines and in water assets.

Liquidity and Debt

As of December 31, 2018, cash at the Atlantica corporate level was $106.7 million.

As of December 31, 2018, net project debt was $4,566.3 million, a reduction of approximately $388 million compared with the $4,954.3 million as of December 31, 2017, while net corporate debt was $577.4 million ($494.6 million as of December 31, 2017).  The net corporate debt / CAFD pre-corporate debt service ratio8 was 2.7x as of December 31, 2018.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica corporate level.

CAFD pre-corporate debt service is calculated as CAFD plus interest paid by Atlantica.

Dividend

On February 26, 2019, the Board of Directors of Atlantica approved a dividend of $0.37 per share which represents a 19% increase with respect to the fourth quarter of 2017 and 3% compared with the third quarter of 2018.  This dividend is expected to be paid on March 22, 2019 to shareholders of record as of March 12, 2019.

[8]	Net corporate leverage calculated as corporate net debt divided by Cash Available For Distribution for the year 2018 before corporate debt service.

2019 Guidance9 and Growth Outlook

Atlantica is initiating guidance for 2019. Excluding any impact from PG&E’s bankruptcy filing, Atlantica’s guidance for 2019 is as follows:

•	2019 expected Further Adjusted EBITDA in the range of $820 million to $870 million.
•	2019 expected CAFD guidance in the range of $180 million to $200 million.

Formation of a Strategic Review Committee

On February 13, 2019, the board of directors of Atlantica formed a strategic review committee (the “Committee”) with the purpose of evaluating the strategic alternatives available to the Company to optimize the value of the Company and to improve returns to shareholders. The Committee has been mandated to review a wide range of alternatives and to make proposals in this regard to the board of directors.

The Company has not set a timetable for the conclusion of the review of alternatives. There can be no assurance that a review of alternatives will result in any change or any other outcome.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis will hold a conference call and a webcast on Thursday February 28, 2019, at 4:30 pm (New York time).

In order to access the conference call participants should dial: +1 631-510-7495 (US), +44 (0) 844 571 8892 (UK) or +1 866 992 6802 (Canada), followed by the confirmation code 7347199 for all phone numbers. A live webcast of the conference call will be available on Atlantica’s website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

[9]
Reflects 2019 expectations including full contribution from the Mojave project, for which the off-taker is PG&E. Under the current contract, we expect Mojave’s 2019 expected CAFD to range between $30 million to $35 million. PG&E filed for reorganization under Chapter 11 of the Bankruptcy Code on January 29, 2019, at this point we do not have the certainty that the current contract will be honored by PG&E due to its current situation. See 2019 guidance reconciliation on page 16.

Additionally, the senior management team will be meeting investors in New York, Boston, Orlando, Chicago, Houston and Dallas from March 4 through March 7, 2019, as part of Atlantica’s participation in investor conferences and a non-deal roadshow.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: payment of dividends; increase in dividends per share; optimization of value; actions of the strategic review committee; guidance and outlook; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2018 filed on Form 20-F.

Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

The CAFD and other guidance included in this presentation are estimates as of February 28, 2019. These estimates are based on assumptions believed to be reasonable as of the date, when Atlantica published its Annual Report on Form 20-F. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH. Further Adjusted EBITDA for the first quarter of 2017 includes compensation received from Abengoa in lieu of ACBH dividend. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and that cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Revenue	$206,897	$233,202	$1,043,822	$1,008,381
Other operating income	20,343	24,345	132,557	80,844
Raw materials and consumables used	(2,996)	(5,774)	(10,648)	(16,983)
Employee benefit expenses	663	(5,602)	(15,130)	(18,854)
Depreciation, amortization, and impairment charges	(118,898)	(74,529)	(362,697)	(310,960)
Other operating expenses	(82,661)	(90,788)	(299,994)	(284,461)
Operating profit	$23,348	$80,854	$487,910	$457,967
Financial income	(159)	(124)	36,444	1,007
Financial expense	(118,679)	(155,147)	(425,019)	(463,717)
Net exchange differences	565	202	1,597	(4,092)
Other financial income/(expense), net	2,904	17,132	(8,235)	18,434
Financial expense, net	$(115,369)	$(137,937)	$(395,213)	$(448,368)
Share of profit/(loss) of associates carried under the equity method	541	1,651	5,231	5,351
Profit/(loss) before income tax	$(91,480)	$(55,432)	$97,928	$14,950
Income tax	16,409	(94,507)	(42,659)	(119,837)
Profit/(loss) for the period	$(75,071)	$(149,939)	$55,269	$(104,887)
Loss/(profit) attributable to non-controlling interests	(3,845)	(4,447)	(13,673)	(6,917)
Profit/(loss) for the period attributable to the Company	$(78,916)	$(154,386)	$41,596	$(111,804)
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217	100,217	100,217
Basic and diluted earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$(0.79)	$(1.54)	$0.42	$(1.12)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of December 31, 2018	As of December 31, 2017
Non-current assets
Contracted concessional assets	$8,549,181	$9,084,270
Investments carried under the equity method	53,419	55,784
Financial investments	52,670	45,242
Deferred tax assets	136,066	165,136
Total non-current assets	$8,791,336	9,350,432
Current assets
Inventories	$18,924	17,933
Clients and other receivables	236,395	244,449
Financial investments	240,834	210,138
Cash and cash equivalents	631,542	669,387
Total current assets	$1,127,695	$1,141,907
Total assets	$9,919,031	$10,492,339
Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,029,940	2,163,229
Other reserves	95,011	80,968
Accumulated currency translation differences	(68,315)	(18,147)
Retained Earnings	(449,274)	(477,214)
Non-controlling interest	138,728	136,595
Total equity	$1,756,112	$1,895,453
Non-current liabilities
Long-term corporate debt	$415,168	$574,176
Long-term project debt	4,826,659	5,228,917
Grants and other liabilities	1,658,126	1,636,060
Related parties	33,675	141,031
Derivative liabilities	279,152	329,731
Deferred tax liabilities	211,000	186,583
Total non-current liabilities	$7,423,780	$8,096,498
Current liabilities
Short-term corporate debt	268,905	68,907
Short-term project debt	264,455	246,291
Trade payables and other current liabilities	192,033	155,144
Income and other tax payables	13,746	30,046
Total current liabilities	$739,139	$500,388
Total equity and liabilities	$9,919,031	$10,492,339

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2018	2017	2018	2017
Profit/(loss) for the period	(75,071)	(149,939)	55,269	(104,887)
Financial expense and non-monetary adjustments	202,826	320,432	697,655	848,840
Profit for the period adjusted by financial expense and non-monetary adjustments	$127,755	$170,493	$752,924	$743,953
Variations in working capital	78,676	38,706	(18,344)	(8,797)
Net interest and income tax paid	(143,721)	(150,866)	(333,537)	(349,533)
Net cash provided by/(used in) operating activities	$62,710	$58,333	$401,043	$385,623
Investment in contracted concessional assets[10]	6,964	37,564	68,048	30,058
Other non-current assets/liabilities	5,838	14,792	(16,668)	8,183
(Acquisitions)/Sales of subsidiaries and other	(63,866)	2,763	(70,672)	30,124
Investments in entities under the equity method	-	549	4,432	3,003
Net cash provided by/(used in) investing activities	$(51,064)	$55,668	$(14,860)	$71,368

Net cash provided by/(used in) financing activities	$(123,138)	$(243,820)	$(405,231)	$(416,327)

Net increase/(decrease) in cash and cash equivalents	$(111,492)	$(129,819)	$(19,048)	$40,664
Cash and cash equivalents at beginning of the period	744,636	794,094	669,387	594,811
Translation differences in cash or cash equivalent	(1,602)	5,112	(18,797)	33,912
Cash & cash equivalents at end of the period	$631,542	$669,387	$631,542	$669,387

[10]	Investments in contracted concessional assets includes proceeds for $72.6 million and investments for $4.6 million in 2018, and proceeds for $42.5 million and investments for $12.4 million in 2017.

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2018	2017	2018	2017
Profit/(loss) for the period attributable to the Company	$(78,916)	$(154,386)	$41,596	$(111,804)
Profit attributable to non-controlling interest	3,845	4,447	13,673	6,917
Income tax	(16,409)	94,507	42,659	119,837
Share of loss/(profit) of associates carried under the equity method	(541)	(1,651)	(5,231)	(5,351)
Financial expense, net	115,369	137,937	395,213	448,367
Operating profit	$23,348	$80,854	$487,910	$457,967
Depreciation, amortization, and impairment charges	118,898	74,530	362,697	310,960
Dividend from exchangeable preferred equity investment in ACBH	-	-	-	10,383
Further Adjusted EBITDA	$142,246	$155,384	$850,607	$779,310
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,024	2,049	8,110	7,265
Further Adjusted EBITDA including unconsolidated affiliates	$144,270	$157,433	$858,717	$786,575

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2018	2017	2018	2017
Net cash provided by operating activities	$62,710	$58,333	$401,043	$385,623
Net interest and income tax paid	143,721	150,867	333,537	349,533
Variations in working capital	(78,676)	(38,706)	18,344	8,797
Other non-cash adjustments and other	14,491	(15,110)	97,683	35,357
Further Adjusted EBITDA	$142,246	$155,384	$850,607	$779,310
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	2,024	2,049	8,110	7,265
Further Adjusted EBITDA including unconsolidated affiliates	$144,270	$157,433	$858,717	$786,575

Reconciliation of Cash Available For Distribution to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2018	2017	2018	2017
Profit/(loss) for the period attributable to the Company	$(78,916)	$(154,386)	$41,596	$(111,804)
Profit attributable to non-controlling interest	3,845	4,447	13,673	6,917
Income tax	(16,409)	94,507	42,659	119,837
Share of loss/(profit) of associates carried under the equity method	(541)	(1,651)	(5,231)	(5,351)
Financial expense, net	115,369	137,937	395,213	448,368
Operating profit	$23,348	$80,854	$487,910	$457,967
Depreciation, amortization, and impairment charges	118,898	74,530	362,697	310,960
Dividends from exchangeable preferred equity investment in ACBH	-	-	-	10,383
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	2,024	2,049	8,110	7,265
Further Adjusted EBITDA including unconsolidated affiliates	$144,270	$157,433	$858,717	$786,575
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(2,024)	(2,049)	(8,110)	(7,265)
Dividends from equity method investments	-	549	4,432	3,003
Non-monetary items	(15,057)	14,906	(99,280)	(20,882)
Interest and income tax paid	(143,721)	(150,866)	(333.537)	(349,533)
Principal amortization of indebtedness	(127,947)	(113,362)	(229,647)	(209,742)
Deposits into/ withdrawals from restricted accounts	6,149	(1,205)	(30,837)	(28,386)
Change in non-restricted cash at project level	95,596	83,397	29,986	(20,992)
Dividends paid to non-controlling interests	-	-	(9,745)	(4,638)
Changes in other assets and liabilities	81,815	49,621	(10,433)	22,428
Cash Available For Distribution[11]	$39,081	$38,424	$171,546	$170,568

[11]	CAFD for the twelve-month period ended December 31, 2017 includes $10.4 million of ACBH dividend compensation.

Reconciliation of 2019 Guidance for Further Adjusted EBITDA including unconsolidated affiliates to CAFD

(in millions of U.S. dollars)	Guidance 2019E

Further Adjusted EBITDA including unconsolidated affiliates	820 – 870
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(7)
Dividends from unconsolidated affiliates	0 – 5
Non-monetary items	(30)-(40)
Interest and income tax paid	(310)-(320)
Changes in other assets and liabilities and change in available cash at project level	(43)-(48)
Principal amortization of indebtedness	(250)-(260)
Cash Available For Distribution	180 - 200

About Atlantica

Atlantica Yield plc is a sustainable total return company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

 Date: February 28, 2019